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                              September 23, 2021

       Steven Voskuil
       Chief Financial Officer
       The Hershey Company
       19 East Chocolate Avenue
       Hershey, PA 17033

                                                        Re: The Hershey Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 17,
2021
                                                            File No. 001-00183

       Dear Mr. Voskuil:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. We note that you generally refer to future climate-change related investments and priorities in your
proxy statement. If material, please describe and quantify material planned expenditures in
your annual report.

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods that produce significant greenhouse gas emissions or are related to
carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
                                                            and
                                                            increased
competition to develop innovative new operational or production processes that result in
lower emissions.
   3. If material, discuss the significant physical effects of climate change on your operations and results. This
disclosure may include the following:
                                                            quantification of
material weather-related damages to your property or operations;
 Steven Voskuil
The Hershey Company
September 23, 2021
Page 2
              and
                any weather-related impacts on the cost or availability of insurance.
4. Quantify any material increase in compliance costs related to climate change.
5. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameSteven Voskuil                               Sincerely,
Comapany NameThe Hershey Company
                                                               Division of
Corporation Finance
September 23, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName